FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) June 2006.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

 Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: July 10, 2006

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

July 10, 2006

Securities & Exchange Commission 450 Fifth Street N.W. Washington, D.C. USA 20549	VIA EDGAR

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

News Release Dated June 1, 2006

ANGLO SWISS RESOURCES’ ANNUAL GENERAL MEETING RESULTS

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB - ASWRF, Berlin - AMO) is pleased to report that the AGM on May 31, 2006 was completed and all of the resolutions as recommended by management were approved. The board of directors for the ensuing year consists of Len Danard as President & CEO, Chris Robbins as Vice President & CFO, Glen Macdonald, PGeo and Leroy Wolbaum.  Mr. Brian Canfield was appointed the Corporate Secretary for the ensuing year and Mr. Barrie Field-Dyte is the Investor Relations Consultant to the Company.

Anglo Swiss’ current exploration focus has expanded from south-eastern British Columbia (The Kenville Gold Mine & Blu Starr/McAllister Gemstone properties) as it has recently acquired a majority interest in five distinct properties located in the Northwest Territories (“NWT”) of Canada for diamond exploration.

The Company in June of 2005 made the decision to acquire diamond exploration opportunities in the NWT of Canada as it had identified key land positions within the Slave Craton and the Lac de Gras regions that could be acquired. The properties acquired at March 31, 2006 are:

Fry Inlet Diamond Property: the Company acquired the property consisting of 42 contiguous mineral claims, located immediately to the west of Fry Inlet Lake and directly 25 km east of the Ranch lake kimberlite and 25 km north of the BHP Billiton Diamonds Inc. Ekati Mine property.  The claims were acquired in two separate transactions in June of 2005; the New Shoshoni option/joint venture for up to 60% (23,587 hectares) and the PQ claims for a 100% (13,586 hectares interest totalling over 37,173 hectares.

Falcon Bay Diamond Property: the Company acquired a 100% interest to 25 semi-contiguous mineral claims (MS 1-25), covering approximately 21,229 hectares in the diamond producing area of Lac de Gras, NWT. This property is located approximately 35 kilometers southeast of the Diavik Diamond Mine and is proximal to the DO-27 Kimberlite, currently the focus of detailed exploration by Peregrine Diamonds, Southernera and others.

Fishing Lake Diamond Property: the Company acquired a 100% interest to 6,730 hectares now known as the Fishing Lake Diamond property, located approximately 110 kilometers northwest of Yellowknife, NWT.  The Fishing Lake Diamond Property claims cover dispersion trains of kimberlite indicator minerals identified in till sampling programs.  These claims lie within a region of active diamond exploration by other diamond explorers and are midway between the Crosslake area kimberlites (Ashton, DeBeers, Diamonds North, et al) and the “Big Hole” target (GGL Diamond).

Group of Four Diamond Claims: On January 19, 2006 the company acquired a 100% interest in four strategically located mineral claims covering approximately 4,180 hectares situated within the diamond producing area of Lac de Gras, NWT.  Two of the claims are located within the newly penned “Ekati Trend” approximately 40 kilometers NE of the Ekati diamond mine. The other two claims are located 35 kilometers south of Peregrine Diamonds DO27 diamondiferous kimberlite.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.

END.

News Release Dated June 5, 2006

ANGLO SWISS RESOURCES’ COMPLETES YEAR ONE
ON LI 201 DIAMONDIFEROUS KIMBERLITE LAC DE GRAS, NWT

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB - ASWRF, Berlin - AMO) is pleased to report that the it has completed the first year of exploration expenditures required under the Option Joint Venture Agreement ( the “Agreement”) dated June 24, 2005 with New Shoshoni Ventures’ LI 201 diamondiferous kimberlite property, Lac de Gras, NWT.

The Company acquired the property in June of 2005 consisting of 42 contiguous mineral claims, located immediately to the west of Fry Inlet Lake and directly 25 km east of the Ranch lake kimberlite and 25 km north of the BHP Billiton Diamonds Inc. Ekati Mine property.  The claims were acquired in two separate transactions in June of 2005; the New Shoshoni option/joint venture for up to 60% (23,587 hectares) and the PQ claims for a 100% (13,586 hectares interest totaling over 37,173 hectares. This property is known as the Fry Inlet Diamond property.

Under the first year of the Agreement, Anglo Swiss has met its obligations as defined in Section 2 whereby the Company has made the following payments to NSV:

i)

$25,000 on or before July 31, 2005, firm commitment; paid.

ii)

$30,000 on or before May 25, 2006; paid.

and

iii)

incur the following minimum annual expenditures on the Property:

i)

$200,000 on or before twelve months from the date of Exchange approval of this Agreement; completed.

In the second year of the Agreement, Anglo Swiss will incur a minimum of $400,000 in exploration expenditures and make a cash payment of $35,000 prior to May 25, 2007. Results of the initial 2006 air-borne geophysical exploration program consisting of 1,695 line-kilometers are completed and results are due shortly.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.

END.

News Release Dated June 7, 2006

ANGLO SWISS RESOURCES’  GEOPHYSICAL SURVEY GENERATES ANOMALY 'CLUSTER' NEAR DIAMONDIFEROUS LI-201 KIMBERLITE   LAC DE GRAS, NWT

Anglo Swiss Resources Inc. (TSX.V-ASW / OTCBB –ASWRF) reports that the initial 2006 airborne geophysical survey of the eastern portion of the 91,856 acre Fry Inlet Property, Lac de Gras, NWT, has been received and reviewed by the Company. Fugro Airborne Surveys Corp. of Mississauga, Ontario, conducted the 1,695 line-kilometre survey with multi-channel electromagnetic and high-sensitivity magnetic geophysical measurements taken along parallel flight lines (100 meters), every 4 meters along the survey lines.

A preliminary appraisal of the results of the survey has been undertaken by the Company’s technical staff.  This review has successfully identified numerous magnetic/electro-magnetic anomalies with characteristics similar to the geophysical signatures generated by known kimberlites in the area. This portion of the Fry Inlet Diamond property contains the LI-201 kimberlite, which was determined to be significantly diamondiferous during early stage exploration drilling performed in 1997 by Kennecott Canada Exploration Inc.

More importantly, the anomalies occur in a cluster-like assemblage near the major regional NW dyke swarm which transects the Lac de Gras region and lie within the “Corridor of Hope” the host area to Canada’s first two diamond mines.  Anglo Swiss has submitted the results for further, detailed analysis by qualified, independent geophysicists who will prioritize the anomalies for follow up exploration. The geophysical recommendations will assist Anglo Swiss in selecting drill targets for the next phase of exploration.

Anglo Swiss’ exploration strategy is to utilize current technology with the extensive geological knowledge base available within the Lac de Gras region to further improve the rate of discovery of new kimberlites within the Company’s 170,000 acres of claims. The Fry Inlet property is an option/joint venture between Anglo Swiss Resources (60%) and New Shoshoni Ventures (40%) (See N.R. June 25, 2005).

The Company has a majority interest in 4 distinct properties of merit as it works towards establishing itself towards the discovery of the next diamond mine within the Lac de Gras region of the NWT.  In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and kimberlite indicator minerals, management is of the opinion that these claims are highly prospective for the further discovery of diamonds.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.

END OF FORM 6K.